10026159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lane Financial LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Sheridan Road, Suite 1E
(No. and Street)

Wilmette	Illinois	60091
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morton N. Lane (847) 853-0368
(Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 22 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Morton Lane, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Lane Financial LLC** as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT

Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

Janet M. Herr

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income (Operations)
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditor's Report on Internal Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
LANE FINANCIAL L.L.C.
Wilmette, Illinois

We have audited the accompanying statement of financial condition of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LANE FINANCIAL L.L.C., (an Illinois Limited Liability Company), as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez LLP

Chicago, Illinois
February 10, 2010

LANE FINANCIAL L.L.C.
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	12,945
Securities owned, at market		5,946
Furniture, equipment and leasehold improvements, net		19,682
TOTAL ASSETS	$	38,573
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	-
Total liabilities		-
Member's Equity		38,573
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	38,573

See accompanying notes.

LANE FINANCIAL L.L.C.
(an Illinois Limited Liability Company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

REVENUES	
Consulting	$ 23,300
Change in unrealized gain (loss) on securities	(1,467)
Total Revenue	21,833
EXPENSES	
Dues and subscriptions	8,475
Communications	12,809
Professional fees	26,576
Promotion and travel	37,189
Depreciation	2,213
Compliance regulatory fees	1,680
Office	10,823
Other	1,468
Total Expenses	101,233
NET LOSS	$(79,400)

See accompanying notes.

LANE FINANCIAL L.L.C.
(an Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

Balance at December 31, 2008	$ 32,973
Member contributions	85,000
Member withdrawals	-
Net loss	(79,400)
Balance at December 31, 2009	$ 38,573

See accompanying notes.

LANE FINANCIAL L.L.C.
(an Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (79,400)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,213
Change in unrealized gain (loss) on securities	1,467
Increase/(decrease) in operating liabilities:	
Accounts payable	(7,500)
NET CASH USED IN OPERATING ACTIVITIES	(83,220)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	85,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	85,000
NET INCREASE IN CASH	1,780
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2008	11,165
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2009	$ 12,945

Supplemental Cash Flow information:
There were no cash payments for interest or taxes during the year.

See accompanying notes.

LANE FINANCIAL L.L.C.
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

1. *ORGANIZATION*

Lane Financial L.L.C. ("the Company"), while not currently operating in this capacity, is a registered broker-dealer under the Securities Exchange Act of 1934, and is licensed to act as an introducing broker whose accounts are cleared and carried by other broker-dealers on a fully disclosed basis. The Company currently engages in various consulting activities.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

New Accounting Pronouncements
Statement of Financial Accounting Standards (SFAS) No. 168 – The Financial Accounting Standards Board (FASB) Accounting Standards Codification and the Hierarchy of GAAP was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the FASB Accounting Standards Codification (ASC or the "Codification") as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. New accounting standards will be issued as Accounting Standards Updates which will serve to update the Codification. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's financial position, results of operations, or cash flows. This standard is part of ASC 105 – GAAP.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates
The accompanying financial statements are prepared in conformity with generally accepted accounting principles which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment
Equipment, furniture and leasehold improvements are recorded at cost. Equipment and furniture are depreciated over their estimated useful lives using accelerated methods. Leasehold improvements are depreciated over twenty-seven and one-half years using the straight-line method. At December 31, 2009, accumulated depreciation totaled $50,364.

Revenues from Consulting
Consulting fees are recorded when earned. During the year approximately 100% of consulting fees were derived from two sources.

Income Taxes
No provision has been made for income taxes as the taxable income or loss is included in the income tax return of the Member.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

Accounting for Uncertainty in Income Taxes
As of January 1, 2009 the Company adopted ASC 740-10-50 (formerly FASB Interpretation (FIN) No. 48), "Accounting for Uncertainty in Income Taxes". ASC 740-10-50 provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The adoption of ASC 740-10-50 did not have a material impact on the Company. The Company has not identified any uncertain tax positions as of December 31, 2009.

3. *NET CAPITAL AND OTHER REGULATORY REQUIREMENTS*

The Company is subject to minimum capital requirements of the Securities and Exchange Commission's Rule 15c3-1 (the "Rule"). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2009, the Company's regulatory net capital of $17,390 exceeded required net capital by $12,390. The ratio of "aggregate indebtedness" to "net capital" was less than 1 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(i) thereof.

4. *RELATED PARTY TRANSACTIONS*

The Company's office space is located on the premises of the Member's personal residence. During the year, the Company paid it's member for certain maintenance and other expenses, shared on a prorata basis in the amount of $6,240.

5. *FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS*

The Companyadheres to the provisions of ASC 820-10, "Fair Value Measurements" (formerly FAS No. 157), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

5. *FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS (CONTINUED)*

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs buy requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability base on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2009, all investments of the Company are listed and actively traded and, accordingly, are classified as Level 1.

SUPPLEMENTARY INFORMATION

LANE FINANCIAL L.L.C.
(an Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c 3-1

DECEMBER 31, 2009

NET CAPITAL	
Member's equity	$ 38,573
Non-allowable assets	
Furniture, equipment and leasehold improvements, net	(19,682)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	18,891
Haircuts on securities and money market investments	(892)
Undue concentration	(609)
NET CAPITAL	$ 17,390
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 12,390
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable	$ -
Ratio of aggregate indebtedness to net capital	<1:1

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

LANE FINANCIAL L.L.C.
(an Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

These schedules are not applicable as LANE FINANCIAL L.L.C. is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of LANE FINANCIAL L.L.C."

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
LANE FINANCIAL L.L.C.
Wilmette, Illinois

In planning and performing our audit of the financial statements of Lane Financial L.L.C., (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez LLP

Chicago, Illinois
February 10, 2010

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
LANE FINANCIAL L.L.C.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Lane Financial L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lane Financial L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lane Financial L.L.C.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 10, 2010

Schultz & Chez LLP

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047674 FINRA DEC
LANE FINANCIAL LLC 14*14
1420 SHERIDAN RD APT 1E
WILMETTE IL 60091-1848

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROGER BECKWITH/847-853-0368

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1-8-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LANE FINANCIAL LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VICE PRESIDENT
(Title)

Dated the 9 day of JANUARY 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 23,422

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 23,422

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. 72

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

23,422

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 23,494

2d. SIPC Net Operating Revenues $ -72

2e. General Assessment @ .0025 $ 150

(to page 1 but not less than $150 minimum)

LANE FINANCIAL L.L.C.
(an Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2009